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                                                                EXHIBIT NO. 99.1


ALTAREX OUTLINES STRATEGIC DIRECTION AT ANNUAL GENERAL MEETING OF SHAREHOLDERS

WALTHAM, Mass., June 21 /CNW/-- AltaRex Corp. (TSE: AXO, OTC: ALXFF.PK) updated shareholders yesterday at the Company's Annual General Meeting in Toronto. AltaRex President and CEO, Richard E. Bagley, reported on the Company's strategic direction, which has been refocused as a result of the Company's exclusive licensing agreement with a wholly-owned subsidiary of United Therapeutics Corporation with respect to OvaRex(R) and four other product candidates of the Company.

(Photo:  http://www.newscom.com/cgi-bin/prnh/20000831/ALTREXLOGO)

A review to date of the OvaRex(R) program by United Therapeutics has been conducted with input sought from leading clinical oncologists and gynecologists as well as regulatory consultants. United Therapeutics has disclosed its intention, subject to further counsel from the U.S. Food and Drug Administration
(FDA), to conduct a randomized pivotal trial initiated by the first quarter of next year. As part of the ongoing evaluation, United Therapeutics has also explored various manufacturing alternatives consistent with the conduct of this new trial. During this evaluation period, United Therapeutics has assumed remaining OvaRex(R) development, manufacturing and commercialization responsibilities and expenses, including personnel, for the licensed territories.

Consistent with these activities by United Therapeutics, AltaRex has worked closely with Dompe Farmaceutici to explore opportunities for OvaRex(R) in the European markets. As antibodies are regulated on a centralized basis in Europe and in light of favorable responses from certain country experts regarding the manufacturing comparability program, AltaRex is pursuing aggressively an OvaRex(R) collaboration for Northern European markets. Such a collaboration in Northern Europe would make the Company better able to integrate United Therapeutic's efforts for North American registration of OvaRex(R) with those in Europe. The companies with which AltaRex has distribution arrangements for OvaRex(R) in Southern Europe and the Middle East are committed, if necessary, to fund the study of up to 60 patients in the aggregate for regulatory filing purposes.

As the great majority of present OvaRex(R)-related expenses have been assumed by United Therapeutics, the Company has focused its reduced staffing on its patents, the development of further therapeutic applications, and business development. The Company believes that the results of its OvaRex(R) trials to date validates its technology platform of using foreign antibodies to alter immune responses for clinical benefit and without significant toxicities. The Company's small group of scientists has considerable expertise in antigen presentation and dendritic cell biology. With a growing base of both this scientific expertise and breadth of intellectual property, the Company believes that it can pursue research collaborations both within and outside the cancer field without significant additional staff and increases in operating expense.

"Given our current arrangements with United Therapeutics, Dompe Farmaceutici, Genesis Pharma and Medison Pharma, combined with the Company's growing patent estate led by our U.S.-issued OvaRex(R) patent and the recent European Patent Office's intent to grant a patent for OvaRex(R), we believe that AltaRex is well-positioned to capitalize on its novel technology worldwide. We expect that moving forward, both our oncology products and our science and intellectual property position will be the main drivers of licensing and other revenue opportunities," commented Mr. Bagley. "We've single-handedly developed our lead product OvaRex(R) through phase II studies and will have successfully licensed the product for the majority of markets worldwide. We believe that these milestones support our proprietary technology platform, and we look forward to expanding this potential further, not only beyond ovarian




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and other cancer indications, but to underserved disease areas where market potential - and potential patient benefit - remain high."

Additional information about AltaRex research and development, clinical trials, news and events can be found on the Company website www.altarex.com.

This news release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward- looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to our need for capital; the risk that the Company can not raise funds on a timely basis on satisfactory terms or at all; the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics, and the risk that the Company cannot establish corporate alliances on a timely basis, on satisfactory terms, or at all; changing market conditions; uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates, uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials; whether the Company and/or its collaborators will file for regulatory approval on a timely basis; uncertainties as to when, if at all, the FDA and other similar regulatory agencies will accept or approve regulatory filings for the Company's products; the need to establish and scale-up manufacturing processes, uncertainty as to the timely development and market acceptance of the Company's products; the risk that the claims allowed under any issued patent owned or licensed by the Company will not be sufficiently broad to protect the Company's technology, that any patents issued to the Company will not be sustained if challenged in court proceedings or otherwise or that third parties will be able to develop products or processes that do not infringe valid patents owned or licensed by the Company, and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities. The Company does not assume any obligation to update any forward-looking statement.

THE TORONTO STOCK EXCHANGE HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

For further information
Robert Newman, VP Business Operations of AltaRex Corp., +1-781- 672-0138, investor@altarex.com